September 6, 2019

Maria Fardis
President and Chief Executive Officer
Iovance Biotherapeutics, Inc.
999 Skyway Road, Suite 150
San Carlos, CA 94070

       Re: Iovance Biotherapeutics, Inc.
           Registration Statement on Form S-3
           Filed August 30, 2019
           File No. 333-233578

Dear Dr. Fardis:

        We have limited our review of your registration statement to the issue we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3 filed August 30, 2019

General

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any derivative action. Please revise to disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to specifically state that there is uncertainty as to whether a
 Maria Fardis
Iovance Biotherapeutics, Inc.
September 6, 2019
Page 2
         court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Joseph McCann at (202) 551-6262 or Suzanne Hayes, Assistant Director, at (202) 551-3675 with any questions.



FirstName LastNameMaria Fardis                              Sincerely,
Comapany NameIovance Biotherapeutics, Inc.
                                                            Division of
Corporation Finance
September 6, 2019 Page 2                                    Office of
Healthcare & Insurance
FirstName LastName